RECEIVED
2008 JUN 11 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

08003181

SUPPL

June 10, 2008

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of the 68th Annual General Meeting of Shareholders (dated June 5, 2008)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

PROCESSED
JUN 13 2008
THOMSON REUTERS

dw 6/12

These documents have been translated from Japanese originals for reference purposes only.
In the event of any discrepancy between these translated documents and the Japanese originals, the originals shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translations.

(Securities Code 7974)
June 5, 2008

To Shareholders with Voting Rights:

Satoru Iwata
Director and President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto, Japan

NOTICE OF THE 68TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 68th Annual General Meeting of Shareholders of Nintendo Co., Ltd. ("the Company"). The meeting will be held for the purposes as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing by submitting the Voting Right Exercise Form, or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders (described hereinafter), and cast your vote by 5:00 p.m. on Thursday, June 26, 2008 Japan time.

1. **Date and Time:** Friday, June 27, 2008 at 10:00 a.m. Japan time

2. **Place:** Seventh floor conference room at the Company's head office, located at 11-1 Kamitoba Hokotate-cho, Minami-ku, Kyoto, Japan

3. **Meeting Agenda:**

   Matters to be reported:
   1. The Business Report, Consolidated Financial Statements for the Company's 68th Fiscal Year (April 1, 2007 - March 31, 2008) and results of audits by the Accounting Auditor and the Board of Auditors of the Consolidated Financial Statements
   2. Non-Consolidated Financial Statements for the Company's 68th Fiscal Year (April 1, 2007 - March 31, 2008)

   Proposals to be resolved:
   Proposal No. 1: Distribution of Surplus
   Proposal No. 2: Election of Thirteen Directors
   Proposal No. 3: Election of Two Auditors

Exercise of Voting Rights in Writing

Please indicate your vote for or against the proposals on the enclosed Voting Rights Exercise Form and return it so that it is received by 5:00 p.m. on Thursday, June 26, 2008 Japan time.

Exercise of Voting Rights via the Internet

To vote via the Internet, please visit the Company's designated website (http://www.web54.net)[1] and vote for or against the proposals by 5:00 p.m. on Thursday, June 26, 2008 Japan time, after confirming the following "Instructions for Voting via the Internet".

If you vote both in writing on Voting Rights Exercise Form and via the Company's designated webpage on Internet, only your vote placed via the Internet will be valid. In addition, if you submit your vote multiple times via the Internet, only the last vote will be valid.

Notes:
1) Any updates to the Appendix and the Reference Materials for the General Meeting of Shareholders, will be posted on the Company's website at the following URL: http://www.nintendo.co.jp/ir/en/index.html
2) When attending the meeting, please submit the enclosed Voting Right Exercise Form at the Company's head office reception desk on the day of the meeting.

Instructions for Voting via the Internet

1) If you vote via the Internet, you may cast your vote only through the Company's designated voting website: http://www.web54.net. Please note that this website is not accessible via mobile phone.
2) When voting via the Internet, you will need your voting right exercise code and password, indicated on the right hand side of the Voting Right Exercise Form. Generally, this password is valid only for this year's General Meeting of Shareholders.
3) Please understand that the shareholder is solely responsible for any expenses incurred while accessing the voting website.

Inquiries regarding Voting via the Internet
Chuo Mitsui Stock Transfer Agency Web Support
Dedicated Line: Toll-free 0120 (65) 2031 (Japan only)
Business Hours: 9 a.m. ~ 9 p.m. (Japan time), Monday - Friday, excluding Japanese holidays

[1] This website is Japanese only.

(Appendix)

Business Report

(April 1, 2007 - March 31, 2008)

1. Overview of the Company Group

(1) Business Progress and Results

Throughout the fiscal year ended March 31, 2008, the overall Japanese economy continued to show a pattern of recovery. Intensified capital investment supported by improvements in corporate earnings, as well as a moderate increase in exports, helped to support the Japanese economy. Meanwhile, financial concerns remained due to stagnant corporate earnings growth (due in part to the consequences of the subprime home mortgage crisis in U.S.), as well as rising oil prices and cost increases of raw materials. Looking overseas, the U.S. economy has shown signs of a slowdown at the start of calendar year 2008, and a decrease in employment in addition to a significant decrease in housing investment. The European economy also showed indications of moderate slowdown.

Meanwhile the video game industry continued to grow, driven by expansion of software sales, a growing installed base of the new generation of console hardware as well as favorable handheld hardware sales over the past fiscal year.

Under such circumstances, the Company Group has continued to execute its strategy of expanding the gaming audience. The Company Group continued to offer a variety of products which satisfy both novice as well as skilled gamers. For example, the Company Group has progressively driven sales of its handheld software lineup known as "Touch! Generations" for "Nintendo DS," which has expanded the definition of video games. The Company Group's console gaming system, "Wii," offers software which promotes fun with conventional operation as well as software featuring intuitive operation using the "Wii Remote" and accessories.

As a result, Nintendo has achieved record results in both net sales and income. Net sales were 1,672,423 million yen (966,534 million yen for FY2006[2]), operating income was 487,220 million yen (226,024 million yen for FY2006), income before income taxes and extraordinary items was 440,807 million yen (288,839 million yen for FY2006), and net income was 257,342 million yen (174,290 million yen for FY2006).

With respect to sales by business category, in the handheld business of the electronic entertainment products division, "Nintendo DS" continued to enjoy robust sales worldwide, selling a total of 30.31 million units during this fiscal year (70.60 million units life-to-date). "Nintendo DS" software made a strong contribution to sales in this category. "Pokémon Diamond and Pearl" which was released overseas after its Japanese launch in fiscal year 2006, sold a total of 9.56 million units worldwide (14.77 million units life-to-date). In addition, both "Brain Age: Train Your Brain in Minutes a Day!" and its sequel, "Brain Age 2: More Training in Minutes a Day!" performed well, reaching a total of 11.81 million units (23.81 million units life-to-date). Furthermore, new release titles such as "Mario Party DS" and "The Legend of Zelda: Phantom Hourglass," as well as long-term selling titles among the titles released in or before fiscal year 2006, such as "Nintendogs" and "New Super Mario Bros.," recorded strong sales. As a result, Nintendo DS continued to enjoy favorable software sales as the number of million-seller titles life-to-date (licensee titles included) increased to 57 titles, compared to 30 titles the previous fiscal year.

In the console business, "Wii" hardware, which was launched the previous fiscal year, sold a total of 18.61 million units worldwide (24.45 million units life-to-date) and gained widespread popularity. As for "Wii" software, "Wii Fit," (which uses the "Wii Balance Board" to assist you and your family to achieve improved fitness while having fun at the same time) was launched in Japan, selling a total of 1.85 million units. "Super Smash Bros. Brawl," (the latest action game offering battle competition over the internet), was launched in Japan and the U.S., selling a total of 1.61 million units, and 3.24 million units, respectively. In addition, "Wii Sports" and "Wii Play," released in the previous fiscal year, along with "Super Mario Galaxy" and "Mario Party 8," have all enjoyed favorable sales as well. These titles contributed to a significant rise in console software during this fiscal year, as the number of million-seller titles life-to-date (licensee titles included) increased to 26 titles, compared to 5 titles the

[2] FY2006 means the fiscal year ended March 31, 2007.

previous fiscal year.

As a result, net sales in the electronic entertainment products division were 1,668,793 million yen (964,379 million yen for FY2006), while sales in other division (playing cards, karuta[3], etc.) were 3,629 million yen (2,154 million yen for FY2006).

(2) Financing and Capital Investments

No company of the Company Group obtained financing, including share issuances, for the fiscal year ended March 31, 2008. The Company Group made capital investments in the total amount of 8,916 million yen, primarily in the electronic entertainment products division, of which the main investments were for research and development and production equipment.

(3) Issues to be Addressed

The Company Group will continue to pursue expansion of the gaming audience and provide products offering unique entertainment that puts smiles on the faces of people of all ages and genders.

The Company Group has positioned "Wii" as "a machine that puts smiles on surrounding people's faces" by encouraging positive interaction among family members in the living room. In addition to existing software lineups, the Company Group will develop entertainment which is relevant to people's daily lives. The Company Group also will continue to further enhance "WiiWare," which will provide a variety of new and unique software titles to be purchased and downloaded to the Wii console. Moreover, "Nintendo DS" remains positioned as "a machine that enriches the owners' daily lives." The Company Group's strategy is to accelerate the current sales momentum from "must-have for every family" to "must-have for everyone" by continuously introducing new and unique software and introducing new services which take advantage of its expanded installed base.

The Company Group will continue to make progress with these efforts with the support and encouragement of the shareholders.

(4) Trends in Assets and Income

Unit: millions of yen

Item	The 65th fiscal year ended March 31, 2005	The 66th fiscal year ended March 31, 2006	The 67th fiscal year ended March 31, 2007	The 68th fiscal year ended March 31, 2008
Net sales	515,292	509,249	966,534	1,672,423
Operating income	111,522	90,349	226,024	487,220
Income before income taxes and extraordinary items	145,292	160,759	288,839	440,807
Net income	87,416	98,378	174,290	257,342
Net income per share	¥662.96	¥762.28	¥1,362.61	¥2,012.13
Total assets	1,132,492	1,160,703	1,575,597	1,802,490
Net assets	921,466	974,091	1,102,018	1,229,973
Capital adequacy ratio	81.4%	83.9%	69.9%	68.2%
Net assets per share	¥7,082.68	¥7,613.79	¥8,614.97	¥9,616.69

(Note) Net income per share is calculated using the average number of issued shares for the fiscal year (excluding treasury shares). Also, net assets per share is calculated using the number of issued shares as of the end of the fiscal year (excluding treasury shares).

[3] Karuta is a Japanese card game.

(5) Material Subsidiaries

Company name	Capital	The Company's percentage of equity participation	Main business
Nintendo of America Inc.	U.S.$110 million	100%	Sales of electronic entertainment products, etc.
Nintendo of Europe GmbH	€30 million	100%	Sales of electronic entertainment products

(6) Principal Business

The Company Group is mainly engaged in development, manufacturing, and sales of electronic entertainment products. Its main products by division are as follows:

○ Electronic Entertainment Products Division
Game Boy Advance, Nintendo DS
Nintendo GameCube, Wii

○ Other Division
Playing cards, Karuta, etc.

(7) Principal Offices and Plants

○ Offices

The Company
Head Office (Kyoto), Tokyo Branch Office, Osaka Branch Office, Nagoya Office, Okayama Office, Sapporo Office

Subsidiaries
Nintendo of America Inc. (United States), Nintendo of Europe GmbH (Germany), Nintendo France S.A.R.L. (France), Nintendo Benelux B.V. (Netherlands), Nintendo Australia Pty. Ltd. (Australia), Nintendo of Korea Co., Ltd. (South Korea)

○ Plants

The Company
Uji Plant (Kyoto), Uji Okubo Plant (Kyoto)

(8) Employees

Number of employees	Increase from previous fiscal year-end
3,768	395

2. Status of Shares

(1) Total number of shares authorized to be issued 400,000,000 shares

(2) Total number of shares outstanding 141,669,000 shares

(3) Number of shareholders 34,315 persons

(4) Major shareholders

Shareholder name	Number of shares
	hundred shares
Hiroshi Yamauchi	141,650
The Bank of Kyoto, Ltd.	63,856
Mellon Bank Treaty Clients Omnibus	54,496
The Master Trust Bank of Japan, Ltd. (Trust Account)	49,128
Japan Trustee Services Bank, Ltd. (Trust Account)	47,691
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ, Ltd. Retiree Allowance Trust Account)	47,647
State Street Bank and Trust Company	43,833
Nomura Securities Co., Ltd.	36,569
Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account)	35,000
Morgan Stanley & Co. Inc.	32,456

(Notes)
1. The Company owns 137,793 hundred treasury shares, which are excluded from the major shareholders above.
2. The Bank of Tokyo-Mitsubishi UFJ, Ltd., which entrusted shares to The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ Retiree Allowance Trust Account), reserves the right of instruction as to the exercise of voting rights. There are 16,209 hundred shares in the name of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
3. Resona Bank, Ltd., which entrusted shares to Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account), reserves the right of instruction as to the exercise of voting rights.

3. Company Officers

(1) Directors and Auditors

Position	Name	Areas of Responsibility within the Company	Representation of other corporations, etc., and other material concurrent positions
Director and President (Representative Director)	Satoru Iwata		
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division	
Senior Managing Director (Representative Director)	Shinji Hatano	General Manager, Marketing Division	
Senior Managing Director (Representative Director)	Genyo Takeda	General Manager, Integrated Research & Development Division	
Senior Managing Director (Representative Director)	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division	
Senior Managing Director (Representative Director)	Nobuo Nagai	General Manager, Research & Engineering Division	
Managing Director	Masaharu Matsumoto	General Manager, Finance & Information Systems Division; General Manager, Finance Department	
Managing Director	Eiichi Suzuki	General Manager, International Division; In charge of Business Development Department	
Director	Kazuo Kawahara	General Manager, Tokyo Branch Office, Marketing Division; General Manager, Administration Department, Tokyo Branch Office	
Director	Tatsumi Kimishima		Director and Chairman (CEO) of Nintendo of America Inc.
Director	Takao Ohta	General Manager, Manufacturing Division	
Director	Kaoru Takemura	General Manager, Personnel Division; General Manager, Personnel Department	
Director	Koji Yoshida	General Manager, General Affairs Division; General Manager, General Affairs Department	
Full-time Auditor	Ichiro Nakaji		
Full-time Auditor	Minoru Ueda		

Position	Name	Areas of Responsibility within the Company	Representation of other corporations, etc., and other material concurrent positions
Auditor	Yoshiro Kitano		Certified Public Accountant
Auditor	Katsuo Yamada		Certified Tax Accountant (*zeirishi*) Representative Partner, Shijo Accounting and Tax Accounting Corporation
Auditor	Naoki Mizutani		Attorney-at-Law, Patent Attorney; Visiting Professor, Graduate School of the Tokyo Institute of Technology; Visiting Professor, Senshu University School of Law

(Notes) 1. Auditors, Messrs. Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are Outside Auditors.
2. Auditor, Mr. Minoru Ueda, has years of experience in accounting through the Company's General Accounting & Control Department, and has considerable financial and accounting knowledge.
3. Auditor, Mr. Yoshiro Kitano, has thorough knowledge of corporate accounting as a certified public accountant and has considerable financial and accounting knowledge.
4. Auditor, Mr. Katsuo Yamada, has thorough knowledge of corporate taxation as a certified tax accountant (*zeirishi*) and has considerable financial and accounting knowledge.

(2) Compensation to Directors and Auditors

Directors 13 persons 1,009 million yen
Auditors 5 persons 80 million yen (of which 17 million yen to three Outside Auditors)

(Notes) 1. At the 67th Annual General Meeting of Shareholders on June 28, 2007, a resolution was adopted to establish an upper limit on compensation to Directors of 500 million yen per year as a fixed compensation limit and up to 0.2% of consolidated operating income of the relevant business year as a performance-based variable compensation limit. Performance-based compensation pertaining to this business year was 600 million yen, and was included in the above amount of compensation for Directors.
2. Compensation to Directors does not include portions of their remuneration as employees (including bonuses).
3. At the 66th Annual General Meeting of Shareholders on June 29, 2006, a resolution was adopted to establish an upper limit of Auditors' compensation of 100 million yen per year.

(3) Outside Officers

Title	Name	Concurrent outside officer position at another company	Main activities
Auditor	Yoshiro Kitano	Outside Auditor, NIDEC Corporation; Outside Auditor, Iwai Securities Co., Ltd.	Participated in all of the 12 Board of Directors meetings and in all of the 13 Board of Auditors meetings during the business year ended March 31, 2008; as necessary, provided expert opinions mainly as a certified public accountant.

Title	Name	Concurrent outside officer position at another company	Main activities
Auditor	Katsuo Yamada		Participated in all of the 12 Board of Directors meetings and in all of the 13 Board of Auditors meetings during the business year ended March 31, 2008; as necessary, provided expert opinions mainly as a certified tax accountant (*zeirishi*).
Auditor	Naoki Mizutani		Participated in 11 of the 12 Board of Directors meetings and in 11 of the 13 Board of Auditors meetings during the business year ended March 31, 2008; as necessary, provided expert opinions mainly as an attorney-at-law and patent attorney.

4. Accounting Auditors

(1) Accounting Auditor's Name

Kyoto Audit Corporation

(Note) At the 67th Annual General Meeting of Shareholders on June 28, 2007, Kyoto Audit Corporation was elected as Accounting Auditor of the Company, and as a result, Yamaguchi Audit Corporation and Misuzu Audit Corporation, which were temporary accounting auditors of the Company, retired.

(2) Accounting Auditors' Compensation, etc.

1) Accounting Auditors' Compensation, etc., for the business year ended March 31, 2008

Kyoto Audit Corporation	49 million yen
Yamaguchi Audit Corporation	1 million yen
Misuzu Audit Corporation	18 million yen

(Note) Under the audit agreement between the Company and its Accounting Auditors, compensation for audits pursuant to the Corporation Law and audits pursuant to Financial Instruments and Exchange Law are not separated, and otherwise cannot be separated. Consequently, the above amounts reflect total compensation.

2) Cash and Other Profits Payable by the Company or its Subsidiaries to Accounting Auditors

Kyoto Audit Corporation	96 million yen
Yamaguchi Audit Corporation	1 million yen
Misuzu Audit Corporation	20 million yen

(Note) The Company's overseas subsidiaries are audited by certified public accountants or audit corporations (including those with comparable qualifications abroad) other than the Company's.

(3) Contents of non-auditing business

The Company entrusts the Accounting Auditor with business other than that as set forth in Article 2, Paragraph 1 of the Certified Public Accountants Law (non-auditing business), such as advisory business relevant to Internal Controls pertaining to financial reporting, and is paying compensation to the Accounting Auditor therefore.

(4) Policy Regarding Determination of Termination or Nonrenewal of Appointment of Accounting Auditors

In the event that the Accounting Auditor is deemed to have met any of the grounds set forth in the clauses of Article 340, Paragraph 1, of the Corporation Law or comparable grounds, and the Board of Auditors determines that their termination or nonrenewal of appointment is appropriate, it will request the Board of Directors to include for a General Meeting of Shareholders a proposal to terminate or not to reappoint the Accounting Auditor, in accordance with the Board of Auditors Regulations.

5. Company's Systems and Policies

(1) System to ensure that Directors' execution of duties complies with the laws and regulations, the Articles of Incorporation and any other systems to ensure proper execution of business

1) System to ensure that Directors' and employees' execution of duties complies with law and the Articles of Incorporation
   - The Company has established a legal compliance program, has designed and distributed a compliance manual and otherwise has implemented measures for promotion of compliance through establishment of a Compliance Committee.
   - The Company has established a whistleblowing policy ("Compliance Hotline") for early discovery and correction of illegal conduct.
   - In addition to regular audits by Auditors, the Internal Auditing Department regularly conducts audits to ensure that each division and department is properly and effectively operating its internal controls, and evaluates whether the financial reporting process is properly functioning in order to maintain reliability of financial reports.

2) System for storage and management of information related to Directors' execution of duties
   - The Company records information related to Directors' execution of duties as minutes of meetings of the Board of Directors, Executive Management Committee and other important meetings, as well as documents such as action memos (including electronic records). Each such record is stored and managed for an appropriate retention period based on internal regulations.

3) Regulations regarding or any other systems for management of risk of loss
   - As a general rule, each division and department manages risks pertaining to work within its jurisdiction. The Internal Auditing Department inspects the risk management system of each division and department, and proposes and advises on policies for improvement, etc. Further, the Compliance Committee proposes thorough compliance efforts at each division and department.

4) System to ensure that Directors' execution of duties is efficient
   - In addition to the monthly meetings of the Board of Directors, meetings of Executive Management Committee, comprised of all Representative Directors, are held three times a month generally, to make prompt and efficient decisions.
   - Internal regulations set forth allocation of duties and authority, and ensure organized and efficient operation of business.

5) System to ensure proper business execution within the Company group
   - Each domestic subsidiary is strengthening internal controls with cooperation of the Company's division or department in charge, to ensure the subsidiary's proper business execution. Also, each overseas subsidiary has made a compliance manual in accordance with the circumstances of its region and laws and regulations, and material overseas subsidiaries have established internal auditing divisions to ensure proper business execution.
   - To undertake consequential matters, an overseas subsidiary requires the Company's prior approval or consultation pursuant to internal regulations in order to ensure proper business execution by the Company Group as a whole. Furthermore, in addition to audits by the Company's Board of Auditors and Accounting Auditors, the Internal Auditing Department conducts audits and ensures proper execution of work through guidance and cooperation for strengthening internal controls.
   - Under the umbrella of the Global Compliance Conference, comprised of the President of the Company and top management, etc., of principal subsidiaries, the person in charge of compliance at each company regularly holds meetings, and strengthens and promotes legal compliance for the Company Group as a whole.

6) System to ensure that Auditors' audits are effective
   - The Company has established a special organization for the purpose of supporting and assisting Auditors' work (Office of Auditors). The staff for such organization is selected with Auditors' agreement, and handles audit-related work under Auditors' direction.
   - The President regularly holds meeting with the Auditors, and provides them with timely reports

regarding the matters designated by law. Additionally, internal audit reports of the Internal Auditing Department are submitted to Auditors.

- Auditors participate in the meetings of the Board of Directors, and participate in important committee activities.

(2) Basic Policy Regarding the Company's Control

The Company's Board of Directors believes that the decision of whether to accept another party's tender or other acquisition offer for the purpose of making large purchases of the Company's stock ultimately should be entrusted to its shareholders, given that the stock of the Company, which is a public company, is freely traded. However, it is likely that certain tender or acquisition offers may harm the Company's corporate value or the common interests of shareholders, depending on the intent of the offer, etc. The Company's Board of Directors maintains that such tender or acquisition offers are inappropriate.

As of now, any specific defensive measure in the event of a tender or acquisition offer has not yet officially been introduced, but the Company has already set up an internal system to deal with such an event. If a tender or acquisition offer is proposed, the Company will carefully judge its potential impact on its corporate value and the common interests of shareholders, and take appropriate measures with due care and prudent management.

Specifically, in addition to evaluating the offer with outside experts and negotiating with the party making the offer, the Company will establish a task-force to decide on whether any specific defensive measures are necessary. If the offer is deemed inimical to the Company's corporate value or the common interests of its shareholders, the defensive measures will be determined and implemented in accordance with relevant laws and regulations.

The Company will continue to consider adoption of any defensive measures for these situations, giving due respect to laws, regulations and case law related to acquisitions, their interpretations by relevant authorities, etc.

Amounts and numbers of shares in this Business Report are rounded down to the nearest unit, while ratios and other figures are rounded off to the nearest unit.

Consolidated Financial Statements

(April 1, 2007 - March 31, 2008)

Consolidated Balance Sheet

(As of March 31, 2008)

Unit: millions of yen

Description	Amount	Description	Amount
(Assets)		**(Liabilities)**	
Current assets	**1,646,834**	**Current liabilities**	**567,222**
Cash and deposits	899,251	Notes and trade accounts payable	335,820
Notes and trade accounts receivable	147,787	Accrued income taxes	112,450
Securities	353,070	Reserve for bonuses	1,848
Inventories	104,842	Other current liabilities	117,103
Deferred income taxes	38,032		
Other current assets	106,028	**Non-current liabilities**	**5,293**
Allowance for doubtful accounts	(2,176)	Non-current accounts payable	786
		Reserve for employees' retirement and severance benefits	4,506
Fixed assets	**155,655**	**Total liabilities**	**572,516**
Property, plant and equipment	**55,150**		
Buildings and structures	16,784	**(Net assets)**	
Machinery, equipment and automobiles	1,734	**Owners' equity**	**1,245,951**
Furniture and fixtures	6,072	**Common stock**	**10,065**
Land	30,267	**Additional paid-in capital**	**11,640**
Construction in progress	292	**Retained earnings**	**1,380,430**
		Treasury stock	**(156,184)**
Intangible assets	**2,009**		
Software etc.	2,009	**Valuation and translation adjustments**	**(16,077)**
		Unrealized gains on other securities	**5,418**
Investments and other assets	**98,495**	**Translation adjustments**	**(21,495)**
Investments in securities	73,756		
Deferred income taxes	23,541	**Minority interests**	**98**
Other investments and other assets	1,196		
Allowance for doubtful accounts	(0)	**Total net assets**	**1,229,973**
Total assets	**1,802,490**	**Total liabilities and net assets**	**1,802,490**

Consolidated Statement of Income

(April 1, 2007 - March 31, 2008)

Unit: millions of yen

Description	Amount	
Net sales		1,672,423
Cost of sales		972,362
Gross margin		**700,060**
Selling, general and administrative expenses		212,840
Operating income		**487,220**
Other income		
Interest income	44,158	
Other	4,406	48,564
Other expenses		
Sales discount	1,065	
Foreign exchange losses	92,346	
Other	1,565	94,977
Income before income taxes and extraordinary items		**440,807**
Extraordinary gains		
Reversal of allowance for doubtful accounts	174	
Gains on sales of fixed assets	3,722	
Gains on sales of investments in securities	37	3,934
Extraordinary losses		
Losses on disposal of fixed assets	51	
Unrealized losses on investments in securities	10,914	10,966
Income before income taxes and minority interests		**433,775**
Provision for income taxes and enterprise taxes	187,201	
Income taxes deferred	(10,669)	176,532
Minority interests		(99)
Net income		**257,342**

Consolidated Statement of Changes in Net Assets

(April 1, 2007 - March 31, 2008)

Unit: millions of yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549
Changes during the fiscal year					
Distribution of surplus	–	–	(97,205)	–	(97,205)
Net income	–	–	257,342	–	257,342
Purchase of treasury stock	–	–	–	(802)	(802)
Disposal of treasury stock	–	54	–	13	67
Net amount of changes in the fiscal year other than owners' equity	–	–	–	–	–
Total amount of changes in the fiscal year	–	54	160,137	(788)	159,402
Balance as of March 31, 2008	10,065	11,640	1,380,430	(156,184)	1,245,951

	Valuation and translation adjustments			Minority interests	Total net assets
	Unrealized gains on other securities	Translation adjustments	Total valuation /translation adjustments		
Balance as of March 31, 2007	8,898	6,432	15,331	138	1,102,018
Changes during the fiscal year					
Distribution of surplus	–	–	–	–	(97,205)
Net income	–	–	–	–	257,342
Purchase of treasury stock	–	–	–	–	(802)
Disposal of treasury stock	–	–	–	–	67
Net amount of changes in the fiscal year other than owners' equity	(3,479)	(27,928)	(31,408)	(40)	(31,448)
Total amount of changes in the fiscal year	(3,479)	(27,928)	(31,408)	(40)	127,954
Balance as of March 31, 2008	5,418	(21,495)	(16,077)	98	1,229,973

Notes to the Consolidated Financial Statements

[Notes to the basis for preparation of consolidated financial statements]

1. Scope of consolidation

Number of consolidated subsidiaries	22
Names of principal subsidiaries	Nintendo of America Inc. Nintendo of Europe GmbH
Names of non-consolidated subsidiaries	Fukuei Co., Ltd.
Reason for excluding from the scope of consolidation	The non-consolidated subsidiary is excluded from the scope of consolidation because it is small and does not have a material impact on the consolidated financial statements with respect to total assets, net sales, net income, retained earnings, etc.

2. Application of the equity method

Number of equity-method affiliates	4
Name of the principal equity-method affiliate	The Pokémon Company
Name of the non-consolidated subsidiaries not subject to the equity method	Fukuei Co., Ltd.
Name of the affiliate not subject to the equity method	Ape inc.
Reason for not applying the equity method	The non-consolidated subsidiary and affiliate not subject to the equity method are excluded from application of the equity method because the impact of each on net income, retained earnings, etc., is negligible, and neither is material as a whole.
Special notes with respect to application of the equity method	With respect to an equity-method company whose account closing date differs from the consolidated account closing date, such company's financial statements related to this fiscal year or based on preliminary accounts closing are used.

3. Accounting standards

(1) Standards and methods for valuation of important assets

A. Marketable securities

1) Bonds held to maturity Amortized cost method (by straight-line method)

2) Other marketable securities

- Securities with market quotations

  Stated at market based on the market price, etc., on the settlement date

  (Losses are charged to income, and unrealized gains, net of tax, are charged to net assets. The cost of sales is calculated using the moving average method.)

- Securities without market quotations

  Stated at cost using the moving-average method

B. Derivatives Stated at market

C. Inventories Stated at lower of cost or market using the moving-average method

(2) Depreciation method for important depreciable assets

1) Property, plant and equipment

The declining-balance method is used for the Company and its consolidated subsidiaries, but certain tools, furniture and fixtures are subject to depreciation based on their economic useful lives. However, the straight-line method is used for buildings acquired on April 1, 1998 or thereafter (excluding building fixtures). Overseas consolidated subsidiaries are subject to the straight-line method based on estimated economic useful lives.

Main economic useful lives are as follows:

Buildings and structures 3-60 years

(Change of accounting methods)

Starting with this consolidated fiscal year, in accordance with the revision of the Corporation Tax Law (Law for Revision of a Part of the Income Tax Law, etc., Law No. 6 of March 30, 2007, and Cabinet Order for Revision of a Part of the Enforcement Order of the Corporation Tax Law, Cabinet Order No. 83 of March 30, 2007), at the Company and its domestic consolidated subsidiaries, the depreciation method for property, plant and equipment (excluding a part of furniture and fixtures) acquired on and after April 1, 2007, is changed to a method under the revised Corporation Tax Law. The impact of this change on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is negligible.

(Additional information)

Starting with this consolidated fiscal year, with regard to property, plant and equipment (excluding a part of furniture and fixtures) acquired on and before March 31, 2007, the difference between the amount corresponding to 5% of the acquisition price and the memorandum price has been depreciated evenly over five years, from the fiscal year following the year when depreciable limit amount was reached. The impact of this change on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is negligible.

2) Intangible assets

The Company and its consolidated subsidiaries use the straight-line method. The Company's own software used by the Company is subject to amortization based on the period of internal use (mainly five years).

(3) Important standards of accounting for reserves

1) Allowance for doubtful accounts

To reserve for losses due to doubtful accounts, with respect to the Company and its domestic consolidated subsidiaries, the amount based on the historical write-off rate is recorded for ordinary receivables, and the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts. With respect to overseas consolidated subsidiaries, the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts.

2) Reserve for bonuses

A reserve is recorded for the Company and certain of its consolidated subsidiaries based on

estimated bonuses to employees.

3) Reserve for employees' retirement and severance benefits

A reserve is recorded for the Company and certain of its consolidated subsidiaries based on the estimated retiree benefits and plan assets as of this fiscal year-end, to cover employees' retirement benefits.

Actuarial differences are treated at once for the year in which they arise.

For this fiscal year, because plan assets exceed retirement benefits, the excess is recorded in "Other investments and other assets" in investments and other assets as prepaid pension cost.

(4) Standards of translation of important assets and liabilities denominated in foreign currencies into yen

Foreign currency monetary asset and liability are translated into yen based on the spot rate of exchange in the foreign exchange market on the settlement date, and translation adjustments are treated as gain or loss. Assets and liabilities of overseas consolidated subsidiaries, etc., are translated into yen based on the spot rate of exchange in the foreign exchange market on the settlement date, while income and expenses are translated into yen based on the average rate of exchange during the fiscal term. Translation adjustments are included in "Translation adjustments" and "Minority interests" under net assets.

(5) Accounting treatment of consumption taxes, etc.

The tax exclusion method.

4. Valuation of assets and liabilities of consolidated subsidiaries

The mark-to-market method is used.

5. Changes in presentation methods

In accordance with the revision of "Practical Guidelines on Accounting Standards for Financial Instruments" (Accounting Systems Committee Report, No. 14), "Negotiable deposits," which were formerly included in the "Cash and deposits" category, were changed to be handled as securities, and therefore are included and posted in "Securities" from this consolidated fiscal year. As a result of this revision, "Cash and deposits" at the end of this consolidated fiscal year show a decrease of 254,659 million yen, and "Securities" show an increase of the same amount.

[Notes to Consolidated Balance Sheet]

1. Accumulated depreciation of property, plant and equipment 46,929 million yen
2. "Other current assets" under current assets includes balances of repurchase transactions.

   The market value of marketable securities received as security for the transactions was 17,739 million yen as of the fiscal year-end.

[Notes to Consolidated Statements of Changes in Net Assets]

1. Total number of issued shares as of this fiscal year-end

   Common stock 141,669,000 shares

2. Dividends

   (1) Dividend amount

Resolution	Type of stock	Total dividend (million yen)	Dividend per share (yen)	Record date	Effective date
General Meeting of Shareholders on June 28, 2007	Common stock	79,299	620	March 31, 2007	June 29, 2007
Board of Directors meeting on October 25, 2007	Common stock	17,905	140	September 30, 2007	December 3, 2007
Total		97,205			

   (2) Dividends whose record date is during this fiscal year, but whose effective date is following the end of this fiscal year

   The following dividend on common stock is proposed as a resolution of the Annual General Meeting of Shareholders on June 27, 2008.

Total dividends	143,236 million yen
Dividend per share	1,120 yen
Record date	March 31, 2008
Effective date	June 30, 2008

   Retained earnings will be used as a source of fund for dividends.

[Notes to the per Share Information]

Net assets per share	9,616.69 yen
Net income per share	2,012.13 yen

(Note) Amounts in the consolidated financial statements are rounded down to the nearest million yen.

Independent Auditor's Report
(English Translation)

May 13, 2008

To the Board of Directors
Nintendo Co., Ltd.

Kyoto Audit Corporation

Yukihiro Matsunaga, CPA
Engagement Partner
Minamoto Nakamura, CPA
Engagement Partner

We have audited, pursuant to Article 444, paragraph 4 of the Corporation Law of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Nintendo Co., Ltd. (hereinafter referred to as the "Company") for the fiscal year from April 1, 2007 to March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its consolidated subsidiaries as of March 31, 2008 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements, are written in Japanese.

Non-consolidated Financial Statements

(April 1, 2007 - March 31, 2008)

Non-consolidated Balance Sheet

(As of March 31, 2008)

Unit: millions of yen

Description	Amount	Description	Amount
(Assets)		**(Liabilities)**	
Current assets	**1,365,795**	**Current liabilities**	**488,347**
Cash and deposits	682,418	Notes payable	8,327
Notes receivable	103	Trade accounts payable	321,476
Trade accounts receivable	315,432	Other accounts payable	28,029
Securities	237,169	Accrued income taxes	89,030
Finished goods	9,597	Advances received	2,158
Raw materials	6,290	Reserve for bonuses	1,848
Goods in progress	97	Other current liabilities	37,477
Supplies	2,651	**Non-current liabilities**	**503**
Deferred income taxes	28,051	Non-current accounts payable	503
Other current assets	83,987		
Allowance for doubtful accounts	(4)	**Total liabilities**	**488,851**
Fixed assets	**162,311**		
Property, plant and equipment	**40,444**	**(Net assets)**	
Buildings	12,116	**Owners' equity**	**1,033,839**
Structures	298	**Common stock**	**10,065**
Machinery and equipment	334	**Additional paid-in capital**	**11,640**
Automobiles	31	Capital reserve	11,584
Furniture and fixtures	3,057	Other additional paid-in capital	56
Land	24,605	**Retained earnings**	**1,168,318**
Intangible assets	**328**	Legal reserve	2,516
Software	250	Other retained earnings	1,165,801
Other intangible assets	77	Special reserve	38
Investments and other assets	**121,538**	General reserve	860,000
Investments in securities	66,689	Unappropriated retained earnings	305,763
Investment securities of affiliates	24,105	**Treasury stock**	**(156,184)**
Investments in affiliates	10,419	**Valuation and translation adjustments**	**5,417**
Deferred income taxes	19,309	Unrealized gains on other securities	5,417
Other investments and other assets	1,015		
Allowance for doubtful accounts	(0)	**Total net assets**	**1,039,256**
Total assets	**1,528,107**	**Total liabilities and net assets**	**1,528,107**

Non-consolidated Statement of Income

(April 1, 2007 - March 31, 2008)

Unit: millions of yen

Description	Amount	
Net assets		1,435,517
Cost of sales		958,088
Gross margin		**477,428**
Selling, general and administrative expenses		86,931
Operating income		**390,496**
Other income		
Interest income	26,456	
Dividend income	432	
Other	7,778	34,667
Other expenses		
Sales discount	1,215	
Foreign exchange losses	82,649	
Other	1,381	85,247
Income before income taxes and extraordinary items		**339,916**
Extraordinary gains		
Reversal of allowance for doubtful accounts	10	
Gains on sales of investments in securities	37	47
Extraordinary losses		
Losses on disposal of fixed assets	28	
Unrealized losses on investments in securities	10,914	
Losses on liquidation of affiliates	78	11,022
Income before income taxes		**328,942**
Provision for income taxes and enterprise taxes	147,891	
Income taxes deferred	(12,547)	135,344
Net income		**193,598**

Non-consolidated Statement of Changes in Net Assets

(April 1, 2007 - March 31, 2008)

Unit: millions of yen

	Owners' equity								
		Additional paid-in capital			Retained earnings				
						Other retained earnings			
	Common stock	Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings	Total retained earnings
Balance as of March 31, 2007	10,065	11,584	2	11,586	2,516	40	860,000	209,368	1,071,925
Changes during the fiscal year									
Reversal of special reserve	-	-	-	-	-	(1)	-	1	-
Distribution of surplus	-	-	-	-	-	-	-	(97,205)	(97,205)
Net income	-	-	-	-	-	-	-	193,598	193,598
Purchase of treasury stock	-	-	-	-	-	-	-	-	-
Disposal of treasury stock	-	-	54	54	-	-	-	-	-
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-	-	-	-	-
Total changes during the fiscal year	-	-	54	54	-	(1)	-	96,394	96,393
Balance as of March 31, 2008	10,065	11,584	56	11,640	2,516	38	860,000	305,763	1,168,318

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Net unrealized gain on other securities	Total valuation /translation adjustments	
Balance as of March 31, 2007	(155,396)	938,181	8,895	8,895	947,076
Changes during the fiscal year					
Reversal of special reserve	-	-	-	-	-
Distribution of surplus	-	(97,205)	-	-	(97,205)
Net income	-	193,598	-	-	193,598
Purchase of treasury stock	(802)	(802)	-	-	(802)
Disposal of treasury stock	13	67	-	-	67
Net amount of changes in the fiscal year other than owners' equity	-	-	(3,477)	(3,477)	(3,477)
Total changes during the fiscal year	(788)	95,658	(3,477)	(3,477)	92,180
Balance as of March 31, 2008	(156,184)	1,033,839	5,417	5,417	1,039,256

Notes to Non-consolidated Financial Statements

[Notes to significant accounting policies]

1. Standards and methods of valuation of assets

(1) Marketable securities

1) Bonds held to maturity — Amortized cost method (by straight-line method)

2) Investment securities of affiliates — Stated at cost using the moving-average method

3) Other marketable securities

- Securities with market quotations

Stated at market based on the market price, etc., on the settlement date

(Losses are charged to income, and unrealized gains, net of tax, are charged to net assets. The cost of sales is calculated using the moving average method.)

- Securities without market quotations

Stated at cost using the moving-average method

(2) Derivatives — Stated at market

(3) Inventories — Stated at lower of cost or market using the moving-average method

2. Depreciation method for fixed assets

(1) Property, plant and equipment

Declining-balance method

(Certain tools, furniture and fixtures are subject to depreciation based on their economic useful lives)

However, the straight-line method is used for buildings acquired on April 1, 1998 or thereafter (excluding building fixtures).

Main economic useful lives are as follows:

Buildings 3-50 years

(Change of accounting methods)

Starting with this fiscal year, in accordance with the revision of the Corporation Tax Law (Law for Revision of a Part of the Income Tax Law, etc., Law No. 6 of March 30, 2007, and Cabinet Order for Revision of a Part of the Enforcement Order of the Corporation Tax Law, Cabinet Order No. 83 of March 30, 2007), the depreciation method for property, plant and equipment (excluding a part of furniture and fixtures) acquired on and after April 1, 2007, is changed to a method under the revised Corporation Tax Law. The impact of this change on operating income, income before income taxes and extraordinary items, and income before income taxes is negligible.

(Additional information)

Starting with this fiscal year, with regard to property, plant and equipment (excluding a part of furniture and fixtures) acquired on and before March 31, 2007, the difference between the amount corresponding to 5% of the acquisition price and the memorandum price has been depreciated evenly over five years, from the fiscal year following the year when depreciable limit amount was reached. The impact of this change on operating income, income before income taxes and extraordinary items, and income before

income taxes is negligible.

(2) Intangible assets

Straight-line method

The Company's own software used by the Company is subject to amortization based on the period of internal use (mainly five years).

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts

To reserve for losses due to doubtful accounts, the amount based on the historical write-off rate is recorded for ordinary receivables, and the estimated amount of irrecoverable debt is recorded based on recoverability of individual cases for specified receivables such as doubtful accounts.

(2) Reserve for bonuses

A reserve is recorded based on estimated bonuses to employees.

(3) Reserve for employees' retirement and severance benefits

A reserve is recorded based on the estimated retiree benefits and plan assets as of this fiscal year-end, to cover employees' retirement benefits.

Actuarial differences are treated at once for the year in which they arise.

For this fiscal year, because plan assets exceed retirement benefits, the excess is recorded in "Other investments and other assets" in investments and other assets as prepaid pension cost.

4. Standards of translation of assets and liabilities denominated in foreign currencies into yen

Foreign currency monetary asset and liability are translated into yen based on the spot rate of exchange in the foreign exchange market on the settlement date, and translation adjustments are treated as gain or losses.

5. Accounting treatment of consumption taxes, etc.

The tax exclusion method.

6. Changes in presentation method

In accordance with the revision of "Practical Guidelines on Accounting Standards for Financial Instruments" (Accounting Systems Committee Report, No. 14), "Negotiable deposits," which were formerly included in the "Cash and deposits" category, were changed to be handled as securities, and therefore are included and posted in "Securities" from this business year. As a result of this revision, "Cash and deposits" at the end of this business year show a decrease of 217,000 million yen, and "Securities" show an increase of the same amount.

[Notes to Non-Consolidated Balance Sheet]

1. Accumulated depreciation of property, plant and equipment 30,192 million yen

2. Guarantee liability

Guarantee of payment of real property rent

NES Merchandising, Inc. 2,353 million yen

3. Monetary receivables from and payables to affiliates

Short-term monetary asset	300,738million yen
Short-term monetary liability	1,846million yen

4. "Other current assets" under current assets includes balances of repurchase transactions.
The market value of marketable securities received as security for the transactions was 17,739 million yen as of the fiscal year-end.

[Notes to the Non-consolidated Statement of Income]

1. Transactions with affiliates

Net sales	1,102,661 million yen
Other operating transactions	18,230 million yen
Transactions other than operating transactions	2,195 million yen

[Notes to Non-consolidated Statement of Changes in Net Assets]

Number of treasury shares as of the fiscal year-end

Common stock 13,779,353 shares

[Notes to Tax Effect Accounting]

The main contributing factors to the deferred tax assets are research and development expenses, accrued enterprise taxes, and the main contributing factor to the deferred tax liabilities incurred is unrealized gain on other securities.

[Notes to Leased Fixed Assets]

Other than the fixed assets recorded on the balance sheet, certain office equipment is leased under financial leases other than those that are deemed to transfer the ownership of the leased property.

[Notes to Transactions with Affiliates]

1. Subsidiaries, etc. Unit: millions of yen

Type	Company name, etc.	Percentage of voting rights, etc., held (or held of the Company)	Relationship with affiliate	Transaction details	Transaction amount	Description	Fiscal term-end balance
Subsidiary	Nintendo of America Inc.	Directly hold 100%	Sales of the Company products; interlocking officer	Sales of the Company products (*1)	566,496	Trade accounts receivable	125,173
Subsidiary	Nintendo of Europe GmbH	Directly hold 100%	Sales of the Company products	Sales of the Company products (*1)	492,660	Trade accounts receivable	162,606

2. Officers, principal individual shareholders, etc. Unit: millions of yen

Type	Company name, etc.	Percentage of voting rights, etc., held (or held of the Company)	Relationship with affiliate	Transaction details	Transaction amount	Description	Fiscal term-end balance
Company in which principal shareholder holds a majority of voting rights	Shigureden K.K. (*3)	None	Sales of the Company products	Sales of the Company products (*1)	6	Trade accounts receivable	0
				Fee for trademarks, etc. (*2)	2	Other accounts payable	0

Transaction terms, policies regarding determination of transaction terms, etc.

(*1) Terms of a product sale are the same as those available generally and upon consideration of the market price.

(*2) Trademarks and publications of the party are used as payment focusing the Company's software for sale. Terms are the same as those generally available.

(*3) Mr. Hiroshi Yamauchi, the Company's principal shareholder, directly owns 100% of the voting rights.

[Notes to per Share Information]

Net assets per share	8,126.20 yen
Net income per share	1,513.72 yen

(Note) Amounts in the non-consolidated financial statements are rounded down to the nearest million yen.

Independent Auditor's Report
(English Translation)

May 13, 2008

To the Board of Directors
Nintendo Co., Ltd.

Kyoto Audit Corporation

Yukihiro Matsunaga, CPA
Engagement Partner
Minamoto Nakamura, CPA
Engagement Partner

We have audited, pursuant to Article 436, paragraph 2-1 of the Corporation Law of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof of Nintendo Co., Ltd. (hereinafter referred to as the "Company") for the 68th fiscal year from April 1, 2007 to March 31, 2008. These financial statements and supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereof. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof, are written in Japanese.

Audit Report

(English Translation)

Regarding the performance of duties by the Directors for the 68th fiscal year from April 1, 2007 to March 31, 2008, the Board of Auditors hereby submits its audit report, which has been prepared upon careful consideration based on the audit report prepared by each Auditor.

1. Summary of Auditing Methods by the Auditors and Board of Auditors

The Board of Auditors established auditing policies, allocation of duties, and other relevant matters, and received reports from each Auditor regarding his or her audits and results thereof, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Auditor complied with the auditing standards of the Auditors established by the Board of Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with the Internal Auditing Department, other employees, and any other relevant personnel, and made efforts to prepare the environment for information collection and audit, as well as participated in meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, and other relevant personnel regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and financial positions at the head office and principal business offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, and the system prepared based on the contents of the resolutions of the Board of Directors and such resolutions regarding preparation of the system stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law (internal controls system), which system is necessary for ensuring that a joint stock corporation's business is proper. We examined the details of the basic policies pursuant to Item 1 and measures pursuant to Article 127, Item 1 of the Ordinance for Enforcement of the Corporation Law set forth in the business report, based on the careful consideration that took place during meetings of the Board of Directors and others. With respect to subsidiaries, we communicated and exchanged information with Directors, Auditors, and other relevant personnel of the subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and supporting schedules related to the relevant fiscal year.

Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that "the system for ensuring that duties are performed properly" (matters set forth in each item of Article 159 of the Ordinance for Corporate Accounting) has been prepared in accordance with the Product Quality Management Standards Regarding Audits (issued by the Business Accounting Deliberation Council (BACD) on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets, and non-consolidated notes) and the supplementary schedules, as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and consolidated notes) related to the relevant fiscal year.

2. Results of Audit
   (1) Results of Audit of Business Report and Other Relevant Documents
      1. In our opinion, the business report and the supplementary schedules are in accordance with the related laws and regulations and Articles of Incorporation, and fairly represent the Company's condition.
      2. We have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation, related to performance of duties by the Directors.
      3. In our opinion, the contents of the resolutions of the Board of Directors related to the internal controls system are fair and reasonable. In addition, we have found no matters on which to remark regarding the performance of duties by the Directors related to such internal controls system.
      4. We have found no matters to point out with respect to financial affairs of the Company and basic policy regarding the Company's control as described in the Business Report.
   (2) Results of Audit of Non-consolidated Financial Statements and Supplementary Schedules
   In our opinion, the methods and results employed and rendered by Kyoto Audit Corporation, are fair and reasonable.
   (3) Results of Audit of Consolidated Financial Statements
   In our opinion, the methods and results employed and rendered by Kyoto Audit Corporation, are fair and reasonable.

May 20, 2008

Board of Auditors, Nintendo Co., Ltd.

Full-Time Auditor	Ichiro Nakaji
Full-Time Auditor	Minoru Ueda
Auditor	Yoshiro Kitano
Auditor	Katsuo Yamada
Auditor	Naoki Mizutani

(Note) Auditors, Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani, are Outside Auditors as stipulated in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporation Law.

Reference Documents for the General Meeting of Shareholders

Proposals and References

Proposal No. 1: Distribution of Surplus

The Company's basic policy is to use retained carnings toward research and development, capital investments, etc., necessary for thc Company's growth. It is also part of this policy to maintain the Company's financial soundness in order to respond to the future management environment and prevail over challenging competition, and to pay out dividends, as a form of direct returns to shareholders, upon considering the Company's profit level for fiscal year.

Specifically, the Company's annual dividend is (i) 33% of the consolidated operating income, used as the base dividend amount, divided by the number of shares outstanding (excluding treasury shares held as of the fiscal year-end), or (ii) an amount necessary to achieve a 50% consolidated payout ratio, whichever is greater (in either case, rounded up to the nearest 10 yen).

Based on this basic policy, the Company hereby proposes its year-end dividends for the fiscal year ended March 31, 2008 as follows:

(1) Matters concerning allotment of property dividends to shareholders and the total amount

1,120 yen per share of common stock, for a total of 143,236,404,640 yen

Because an interim dividend of 140 yen per share was paid out, the annual dividend for the fiscal year ended March 31, 2008 was 1,260 yen, an increase of 570 yen as compared to the previous fiscal year.

(2) Effective date of distribution of surplus

June 30, 2008

Proposal No. 2 Election of Thirteen Directors

The terms of office of thirteen Directors: Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ota, Kaoru Takemura, and Koji Yoshida, will expire at the conclusion of this year's Annual General Meeting of Shareholders. Accordingly, election of thirteen Directors is proposed.

The candidates are as follows:

No.	Name (Date of birth)	Past experience, positions, responsibilities, and representation of other corporations, etc.		Number of shares of the Company held
1	Satoru Iwata (December 6, 1959)	June 2000	Appointed as Director (to present)	4,500 shares
			General Manager, Corporate Planning Division	
		May 2002	Appointed as Director and President (to present)	
			Appointed as Representative Director (to present)	
2	Yoshihiro Mori (January 17, 1945)	March 1969	Joined the Company	1,000 shares
		July 1982	General Manager, General Accounting & Control Department	
		June 1995	Appointed as Director (to present)	
			General Manager, General Accounting & Control Division	
		June 2000	Appointed as Managing Director	
			Appointed as Representative Director (to present)	
			General Manager, Corporate Analysis & Administration Division (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
3	Shinji Hatano (April 14, 1942)	October 1972	Joined the Company	1,000 shares
		May 1994	General Manager, Licensing Division	
		June 1996	Appointed as Director (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	
		February 2004	General Manager, Marketing Division (to present)	
4	Genyo Takeda (March 7, 1949)	July 1972	Joined the Company	200 shares
		December 1980	General Manager, Research & Development Department No. 3, Manufacturing Division	
		June 2000	Appointed as Director (to present)	
			General Manager, Integrated Research & Development Division (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	
5	Shigeru Miyamoto (November 16, 1952)	April 1977	Joined the Company	100 shares
		February 1996	General Manager, Entertainment Analysis & Development Department, Entertainment Analysis & Development Division	
		June 2000	Appointed as Director (to present)	
			General Manager, Entertainment Analysis & Development Division (to present)	
		May 2002	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	
6	Nobuo Nagai (March 21, 1945)	March 1967	Joined the Company	1,100 shares
		April 1992	General Manager, Purchasing Department No. 1, Uji Plant, Manufacturing Division	
		June 2000	Appointed as Director (to present)	
			General Manager, Manufacturing Division	
		May 2002	Appointed as Managing Director	
		March 2004	General Manager, Research & Engineering Division (to present)	
		June 2004	Appointed as Senior Managing Director (to present)	
			Appointed as Representative Director (to present)	

No.	Name (Date of birth)	Past experience, positions, responsibilities, and representation of other corporations, etc.		Number of shares of the Company held
7	Masaharu Matsumoto (June 9, 1942)	May 1994	Joined the Company General Manager, Finance & Information Systems Division (to present) and General Manager, Finance Department (to present)	1,000 shares
		June 1994	Appointed as Director (to present)	
		May 2002	Appointed as Managing Director (to present)	
		October 2005	In charge of General Affairs Division	
8	Eiichi Suzuki (January 25, 1950)	December 2001	Joined the Company Standing Corporate Adviser	1,000 shares
		May 2002	General Manager, General Affairs Division	
		June 2002	Appointed as Director (to present) Appointed as Managing Director (to present)	
		July 2005	In charge of Business Development Department (to present)	
		October 2005	General Manager, International Division (to present)	
9	Kazuo Kawahara (July 20, 1941)	March 1964	Joined the Company	1,200 shares
		November 1983	General Manager, Administration Department, Tokyo Branch Office, Marketing Division (to present)	
		June 2000	General Manager, Tokyo Branch Office, Marketing Division (to present)	
		June 2001	Appointed as Director (to present)	
10	Tatsumi Kimishima (April 21, 1950)	December 2000	Appointed as Representative Director of The Pokémon Company	200 shares
		January 2002	Appointed as Director and President of Nintendo of America Inc.	
		June 2002	Appointed as Director of the Company (to present)	
		May 2006	Appointed as Director and Chairman (CEO) of Nintendo of America Inc. (to present)	
		[Representation of other corporations, etc.] Director and Chairman (CEO) of Nintendo of America Inc.		
11	Takao Ohta (September 18, 1945)	March 1969	Joined the Company	2,079 shares
		May 1996	General Manager, Manufacturing Administration Department, Uji Plant	
		March 2004	General Manager, Manufacturing Division (to present) and General Manager, Purchasing Department	
		June 2005	Appointed as Director (to present)	
12	Kaoru Takemura (January 11, 1946)	June 1973	Joined the Company	1,036 shares
		July 1998	General Manager, Personnel Department (to present)	
		June 2005	Appointed as Director (to present) General Manager, Personnel Division (to present)	
13	Koji Yoshida (November 27, 1953)	May 2000	Joined the Company Deputy General Manager, General Affairs Department	100 shares
		January 2002	General Manager, General Affairs Department (to present)	
		October 2005	General Manager, General Affairs Division (to present)	
		June 2006	Appointed as Director (to present)	

(Note) No material conflict of interest exists between the Company and any of the above 13 candidates for Directors.

Proposal No. 3 Election of Two Auditors

The terms of office of two Auditors: Minoru Ueda and Yoshiro Kitano will expire at the conclusion of this year's Annual General Meeting of Shareholders. Accordingly, election of two Auditors is proposed.

The Board of Auditors has previously given its approval. The candidates are as follows:

No.	Name (date of birth)	Past experience, positions, responsibilities, and representation of other corporations, etc.		Number of shares of the Company held
1	Minoru Ueda (January 13, 1949)	March 1972 March 2001 June 2004	Joined the Company Deputy General Manager, Administration Department, Tokyo Branch Office, Marketing Division Appointed as Full-time Auditor (to present)	200 shares
2	Yoshiro Kitano (September 30, 1935)	March 1980 May 1985 June 2001 June 2006	Registered as CPA Joined Audit Corporation Chuo Accounting Firm Representative Member of the Firm Appointed as Auditor of the Company (to present) Auditor of NIDEC Corporation (to present) Auditor of Iwai Securities Co., Ltd. (to present)	0

(Notes) 1. No material conflict of interest exists between the Company and any of the above two candidates for Auditors.

2. Mr. Yoshiro Kitano is a candidate for Outside Auditor.

3. Although Mr. Yoshiro Kitano has no experience in corporate management, he has expertise of corporate accounting as a CPA, and has a considerable degree of knowledge about financial affairs and accounting. For this reason, the Company has judged that he properly can perform duties as Outside Auditor, and his election is proposed in order for the Company to incorporate his expert perspective into audits. He will have served seven years as Outside Auditor as of the conclusion of this year's Annual General Meeting of Shareholders.

END